CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Education Group Closes Second Tranche of Over-Subscribed Non-Brokered Private Placement

November 24, 2009: CIBT Education Group Inc. (NYSE Amex & TSXV symbol: MBA) has closed the second tranche of the non-brokered private placement reported in the company’s news release of October 27, 2009.  The total private placement, which was oversubscribed, raised gross proceeds of $3,308,700.  Under the second tranche, gross proceeds of $1,208,700 were raised by the issuance of 1,726,714 common shares.  No share purchase warrants were issued.

The securities issued in the second tranche closing are subject to a hold period expiring on March 25, 2010.  The company incurred cash finders’ fees of $108,243 in the second tranche.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President and CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Neither the NYSE Amex nor the TSX Venture Exchange or its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.